Exhibit 16.1

March 29, 2019

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Ladies and Gentlemen:
We have read Item 4.01 of Form 8-K dated March 29, 2019, of City Holding Company and are in agreement with the statements contained in paragraphs 1 through 5 on page 1 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.